

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 23, 2016

<u>Via E-mail</u>
Sean B. Baker
President and Chief Executive Officer
WFB Funding, LLC
One Cabela Drive
Sidney, Nebraska 69160

> **Re: WFB Funding, LLC**
> **Cabela's Credit Card Master Note Trust**
> **Cabela's Master Credit Card Trust**
> **Registration Statement on Form SF-3**
> **Filed February 26, 2016**
> **File Nos. 333-209766, 333-209766-01 and 333-209766-02**

Dear Mr. Baker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form SF-3</u>

<u>General</u>

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2.   Please file your outstanding exhibits, including the remaining forms of agreements and legal opinions, with your next amendment.

3.   Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus in response to our comments.

Form of Prospectus

Cover Page of the Form of Prospectus

4.   We note your statement that "[t]his prospectus may be used to offer and sell the [offered] notes only if accompanied by the prospectus." Please revise to remove this statement or advise.

5.   We note the bracketed disclosure throughout your prospectus regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

Structural Summary, page 3

6.   Please add disclosure to the structural summary describing payment of the fees of the asset representations reviewer and any expenses related to the asset representations review process. Additionally, please describe the distribution priority of the respective fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Funding Period, page 6

7.   We note your disclosure that "[t]he initial amount deposited in the pre-funding account will equal approximately [insert amount not to exceed 50%] of the aggregate principal receivables in the Cabela's Master Credit Card Trust as of [●], [●]." Please revise your disclosure to indicate that the pre-funding account deposit will not exceed 25% of aggregate principal receivables. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Risk Factors

Adverse events in high concentration states may cause increased defaults…, page 25

8.   We note your risk factor that the trust portfolio contains a high concentration of accounts owned by cardholders located in certain states and that events in those states may adversely affect the collection rate of receivables in the trust. Please include bracketed disclosure indicating that you will include factors specific to such state that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Fees and Expenses, page 52

9.   We note the placeholder for your fee table. Please revise to include the table of fees and expenses required by Item 1113(c) of Regulation AB, including the fees and expenses of the asset representations reviewer, if applicable, or how such fees and expenses are calculated. Please also describe the distribution priority of the respective fees and expenses. Include relevant footnotes or accompanying narrative disclosure to the extent necessary for an understanding of the disclosure.

Important Parties

The Depositor (WFB Funding, LLC)

Credit Risk Retention, page 53

10.   Please confirm that the holder of any seller's interest retained in accordance with the risk retention rules will not hedge against such interest. Refer to Item 1104(g) of Regulation AB and the related instruction, and Rule 12 of Regulation RR.

Cabela's Master Credit Card Trust

Master Trust Assets, page 60, and Addition of Master Trust Assets, page 62

11.   We note your disclosure that the master trust assets may include "participations in receivables." Such participation interests may be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the 2004 Asset-Backed Securities Adopting Release (Release No. 33-8518) and Securities Act Rule 190. Please revise to disclose how you intend to meet your registration, disclosure, and prospectus delivery obligations for those participation interests that may be added to the asset pool after the effectiveness of the registration statement. Additionally, to the extent applicable, please tell us whether participations are currently included in the master trust or were included in the master trust in the past.

12.   We note your disclosure on page 62 that additional accounts added to the pool may include accounts originated using criteria different from those which were applied to the initial accounts or may have been acquired from an institution which may have had different credit criteria. Please revise to state or provide bracketed disclosure to explain:

- what criteria will be used to select these additional accounts; and

- the nature of the review of assets added to the pool performed by the issuer or sponsor as required by Securities Act Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria.

Refer to Items 1111(a)(7), 1111(a)(8) and 1111(g)(7) of Regulation AB.

13. Additionally, please confirm that, with respect to assets originated by an originator other than the bank or its affiliates, you will identify the originator and provide the disclosure required under Item 1110 of Regulation AB for all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than the bank and its affiliates is more than 10% of the pool assets. See Item 1110(a) of Regulation AB.

Description of the Notes

Book-Entry Registration, page 81

14. We note your statement that the information in this section concerning DTC and DTC's book-entry system has been provided by DTC and that you have not independently verified the accuracy of the information. A disclaimer as to the accuracy of the information provided in the prospectus is not appropriate. Please delete this statement and any other similar disclaimers.

New Requirements for SEC Shelf Registration

Asset Representations Review, page 107

15. We note your placeholders on page 107 (under "—Asset Representations Reviewer"), page 110 (under "—Asset Review") and page 111 (under "—Limitations on Liability; Indemnification," "—Resignation and Removal of the Asset Representations Reviewer" and "—Asset Representations Reviewer Compensation") that disclosures will be added relating to the asset representations reviewer and the review. Please revise your disclosure to include bracketed language to describe the asset representations reviewer's duties and responsibilities, any limitations on its liability, any indemnification provisions, the removal, replacement or resignation provisions, and the asset representations reviewer's compensation.

Delinquency Trigger, page 108

16. We note that the delinquency trigger rate may be reviewed and adjusted upon the occurrence of the filing of a registration statement with the Commission. Please confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, but not in a post-effective amendment to a prior registration statement. Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "2014 Regulation AB II Adopting Release").

Voting Trigger, page 109

17.   We note your disclosure that "[i]f the requisite percentage of certificateholders direct that a vote be taken on whether to initiate a review, then the master trust trustee will be required to promptly conduct a solicitation of votes of certificateholders to initiate a review, which solicitation of votes must be completed no later than 60 days after the date such vote was initiated." Please revise your disclosure to clarify how certificateholders will receive notice that voting has commenced and at what point such vote is considered "initiated" for purposes of counting the 60 days.

18.   We note that the master trust trustee will be required to provide notice promptly to the transferor, the servicer, the bank, and certificateholders that the certificateholders have directed an asset review. Please revise to clarify that you will include such notice on Form 10-D. Refer to Item 1121(d)(1)(i) of Regulation AB.

Asset Review, page 110

19.   We note your disclosure stating that neither noteholders nor the master trust trustee will be able to contest any finding or determination by the asset representations reviewer. Because this provision prevents a party from being able to utilize effectively the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request..."). Please remove or revise accordingly.

Dispute Resolution, page 112

20.   We note that your dispute resolution provision, as currently formulated, would permit only certificateholders exceeding a requisite threshold of notes to refer matters of dispute to mediation or arbitration. Because this percentage requirement limits the ability limits the ability of investors to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release. Please revise accordingly.

Investor Communication, page 115

21.   Please include disclosure about how the expenses associated with the investor communication provision, if any, will be paid.

Annexes

General

22.   We note your statement in Annex III that such annex is an integral part of the prospectus and is incorporated in the prospectus. Please revise to include a similar statement in Annexes I and II.

Annex I: Receivables Performance

Review of Pool Asset Disclosure, page A-I-7

23.   We note that the bank, on behalf of the depositor, has engaged a third party to assist in certain aspects of the review of pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Static Pool Data, page A-I-11

24.   We note your disclosure that "[a]ll static pool information contained in this Annex I for periods prior to January 1, 2006 will not form a part of this prospectus, this prospectus or the registration statement relating to the notes." Please delete one of the references to "this prospectus" or advise.

25.   We note that the master trust assets may include credit card receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. See General Instruction I.B.1(e) of Form SF-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Attorney-Adviser, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: H. Dale Dixon III
        Kutak Rock LLP

        Mark A. Ellis
        Kutak Rock LLP